                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934

For the transition period from        to

                         Commission File Number 1-11377

                         CINERGY CORP. UNION EMPLOYEES'
                             SAVINGS INCENTIVE PLAN
                            (Full title of the plan)

                                  CINERGY CORP.
          (Name of issuer of the securities held pursuant to the plan)

                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                    (Address of principal executive offices)

                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

                        Financial Statements and Exhibits

                                                                      Page No.
                                                                      --------

(a)  Financial Statements

     Report of Independent Public Accountants                            3

     Statements of Net Assets Available for Benefits
      as of December 31, 2000 and 1999                                   4

     Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2000                               5

     Notes to Financial Statements                                      6-11

     Financial Statement Schedules (As required by the Employee
       Retirement Income Security Act of 1974):

     Schedule I - Schedule of Assets Held for Investment Purposes
            At End of Year December 31, 2000                             12

      Schedule II - Schedule of Nonexempt Transactions                   13
            At End of Year December 31, 2000

(b)  Exhibit 23 - Consent of Independent Public Accountants

Report of Independent Public Accountants
----------------------------------------

To the Plan Administrator of the
Cinergy Corp. Union Employees' Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the CINERGY CORP. UNION EMPLOYEES'  SAVINGS INCENTIVE PLAN as of December 31,
2000 and 1999, and the related  statement of changes in net assets available for benefits for the year ended December 31, 2000.  These  financial  statements and the schedules referred to below are the responsibility of the Plan's management.
Our  responsibility  is to express an opinion on these financial  statements and the schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December  31,  2000,  and 1999,  and the  changes  in net assets  available  for benefits for the year ended  December  31, 2000 in  conformity  with  accounting principles generally accepted in the United States.

Our audits  were  performed  for the  purpose of forming an opinion on the basic financial  statements taken as a whole. The supplemental  schedules (Schedules I and II) are  presented  for the  purpose of  additional  analysis  and are not a required part of the basic financial statements but is supplementary information required by the  Department of Labor's Rules and  Regulations  for Reporting and
Disclosure  under the  Employee  Retirement  Income  Security  Act of 1974.  The
supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic  financial  statements  and, in our opinion,  are fairly stated in all material  respects in relation to the basic  financial  statements taken as a whole.

                                                                                                                    ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
June 25, 2001

              Cinergy Corp. Union Employees' Savings Incentive Plan

                 Statements of Net Assets Available for Benefits
                        As of December 31, 2000 and 1999

                                                          2000          1999
                                                          ----          ----
    ASSETS:

      Investments at fair value (See Notes 4 and 5)  $225,214,833  $167,360,381

      Employer's contribution receivable                1,949,243     1,914,099
                                                        ---------     ---------

         Net assets available for benefits           $227,164,076  $169,274,480
                                                     ============  ============

                 See accompanying notes to financial statements.

              Cinergy Corp. Union Employees' Savings Incentive Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000

 ADDITIONS:
   Additions to net assets attributed to:
      Investment income:
          Net appreciation in fair value of investments
            (See Notes 4 and 5)                                     $43,117,802
           Interest and dividends                                    11,985,906
                                                                     ----------
                                                                     55,103,708
   Contributions:
      Participant                                                     9,667,897
      Employer                                                        4,890,003
      Rollover                                                           92,110
                                                                         ------
                                                                     14,650,010
                                                                     ----------
            Total additions                                          69,753,718

 DEDUCTIONS:
      Benefits paid to participants                                  (9,628,278)
                                                                     ----------
            Total deductions                                         (9,628,278)
                                                                     ----------

 Net increase prior to transfers                                     60,125,440
 Interplan transfers                                                 (2,235,844)
                                                                     ----------
                                                                     57,889,596
 Net assets available for benefits:
 Beginning of year                                                  169,274,480
                                                                    -----------
 End of year                                                       $227,164,076
                                                                   ============

                 See accompanying notes to financial statements.

                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

                          Notes to Financial Statements
                           December 31, 2000 and 1999

(1)  Plan Description-

     The following  description of the Cinergy Corp.  Union  Employees'  Savings
     Incentive Plan (the Plan) provides only general  information.  Participants should refer to the Plan  Document for a more complete  description  of the
     Plan's provisions.

     (a)  General--The  Plan  is  a  defined   contribution  plan  covering  all
          employees of Cinergy Corp.'s subsidiaries (collectively,  the Company)
          who  are   represented   by  the   following   collective   bargaining
          organizations:

          o    The Independent Utilities Union
          o    The International Brotherhood of Electrical Workers, Local 1347
          o    The United Steelworkers of America, Local 12049 and Local 14214

          The  Plan  is  administered  by the  Cinergy  Benefits  Committee  and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee  Retirement  Income  Security Act of
          1974 (ERISA). The administrative  expenses of the Plan are paid by the
          Company.  Reference  should  be made to the Plan  document  for a more complete description of the Plan's provisions.

     (b)  Contributions--Under  the Plan,  participants may contribute up to 15%
          of annual pretax  compensation,  as defined in the Plan  document.  In addition,  a participant may make after-tax  contributions to the Plan which, when combined with pretax contributions,  may not exceed 15% of compensation.  Pretax  and  after-tax  contributions  are  subject  to certain  limitations.  The  pretax  and  after-tax  contributions  are invested by the trustee,  as directed by each  participant,  in one or more investment funds, including Cinergy Corp. Common Stock.

          The Company matches 60% of the first 5% of compensation contributed by each  participant.  An additional  incentive match of up to 40% of the first  5% of  compensation  that  a  participant  contributes  may  be contributed at the discretion of the Company's board of directors. For those  employees  who  do not  contribute  to the  Plan,  the  Company contributes an incentive match assuming the employee contributed 1% of compensation.  All employer  contributions are invested by the trustee in Cinergy  Corp.Common Stock. The employer  contributions must remain in Cinergy Corp. Common Stock until the participant reaches age 50 and are  shown in Note 4 as  "Non-participant  Directed"  funds  until the employee elects to transfer the funds to another investment option.

     (c)  Vesting--Participants  are immediately vested in all contributions and earnings thereon.

     (d)  Participant Accounts--Each  participant's account is credited with the
          participant's   contribution   and   allocation   of   the   Company's
          contribution   and  Plan  earnings.   Allocations  are  based  on  the
          participant's account balance or contribution percentage as defined in the Plan document.

     (e)  Payment of  Benefits--Participants  are generally  eligible to receive distributions  of assets from the Plan upon  termination of employment
          (including retirement),  death, or disability.  Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual  installments  (at the election of the participant)  for vested benefits  greater than $5,000.  Active participants are also eligible to apply to the Plan  administrator for
          "hardship"  withdrawals  from their pretax account in accordance  with
          Plan provisions.

     (f)  Participant  Loans--Subject to certain  limitations,  participants may apply for loans from their pretax  account  balances.  Interest on the loans is set at the prime rate plus1/2% at the time of borrowing,  and the loans are secured by the balance in the participant's account. The loans  are to be  repaid  within 54  months  through  regular  payroll deductions.

(2)  Significant Accounting Policies-

     (a)  Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition--Investments are stated at fair value.  Shares of registered  investment  companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at  year-end.  Cinergy  common stock is valued at its quoted  market  price.  Participant  loans are  valued at cost,  which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date  basis.
          Interest  income is  recorded  on the  accrual  basis.  Dividends  are recorded on the ex-dividend date.

          Transfers of assets  between the Plan and The Cinergy Corp.  Non-Union
          Employees' 401(k) Plan occur as a result of changes in employee status between  the  union  classification  and  the  exempt  and  non-exempt classifications.  Such transfers are reflected as interplan  transfers on the statement of changes in net assets available for benefits.

          A  participant  may  elect  or  change  investment  funds  and/or  the percentages in which contributions will be allocated at any time.

     (c)  Use  of   Estimates--The   preparation  of  financial   statements  in
          conformity with accounting principles generally accepted in the United
          States  requires  management to make  estimates and  assumptions  that affect the  reported  amounts of assets and  liabilities  and  changes therein,  and disclosure of contingent  assets and  liabilities at the date of the  financial  statements.  Actual  results could differ from those estimates.

     (d)  Payment of Benefits--Benefits are recorded when paid.

(3)  Accounting Change-

     The Accounting  Standards  Executive Committee issued Statement of Position
     99-3,  "Accounting for and Reporting of Certain Defined  Contribution  Plan
     Investments and Other Disclosure  Matters" (SOP 99-3), which eliminates the
     requirement    for   a    defined    contribution    plan    to    disclose
     participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 beginning with the 1999 financial statements.

(4)  Non-participant Directed Net Assets-

     Information  about the net assets  and the  significant  components  of the changes in net assets relating to  non-participant  directed balances is as follows:

                                                         December 31,
                                                    2000           1999
                                                    ----           ----
         Net assets:
           Cinergy Corp. Common Stock           $62,137,339     $40,068,972
                                                ===========     ===========

                                                                 Year Ended
                                                              December 31, 2000
                                                              -----------------
   Changes in net assets:
     Contributions                                               $4,890,003
     Dividends                                                    2,922,226
     Net appreciation                                            18,849,840
     Benefits paid to participants                               (1,448,655)
     Transfers to participant-directed investments               (2,429,916)
     Interplan transfers                                          (715,131)
                                                                  --------
                                                                $22,068,367
                                                                ===========

(5)  Investments-

     The following investments exceed 5% of net assets available for benefits as of December 31, 2000 and 1999:

                                                2000                 1999
                                                ----                 ----
     Cinergy Corp. Common Stock            $150,158,515         $105,435,317
     Fidelity Magellan Fund                  22,204,899           21,300,150
     Fidelity Equity Income Fund             19,139,096           19,067,953

     During  2000,  the  Plan's  investments  (including  gains  and  losses  on investments  bought and sold, as well as held during the year)  appreciated
     (depreciated) in value by $43,117,802 as follows:

           Mutual funds                   $  (4,954,823)
           Common stock                      48,072,625
                                             ----------
                                           $ 43,117,802
                                           ============

(6)  Federal Income Tax Status-

     The Internal Revenue Service has determined and informed the Plan by letter dated  June 26,  2000,  that the Plan and  related  trust are  designed  in accordance with applicable sections of the Internal Revenue Code (IRC). The
     Plan has been amended since receiving the  determination  letter.  However, the Plan  administrator  and the Plan's legal counsel believe that the Plan is  designed  and is  currently  being  operated  in  compliance  with  the applicable provisions of the IRC.

(7)  Reconciliation of Financial Statements to Form 5500-

     The following is a reconciliation  of net assets available for benefits per the financial statements to the Form 5500:

                                                            December 31,
                                                         2000          1999
                                                         ----          ----

       Net assets per the financial statements      $227,164,076   $169,274,480
       Amounts allocated to withdrawing participants           -         (5,109)
                                                          ------         ------
       Net assets per Form 5500                     $227,164,076   $169,269,371
                                                    ============   ============

     The following is a reconciliation  of benefits paid to participants per the financial statements to Form 5500:

                                                                  Year Ended
                                                               December 31, 2000
                                                               -----------------
    Benefits paid to participants per the financial statements     $9,628,278
      Add:  Amounts allocated to withdrawing participants
            at December 31, 2000                                            -
      Less:  Amounts allocated to withdrawing participants
             at December 31, 1999                                      (5,109)
                                                                       ------
    Benefits paid to participants per Form 5500                    $9,623,169
                                                                   ==========

     Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions  that have been  processed  and approved for payment prior to
     December 31 but not yet paid as of that date.

(8)  Plan Termination-

     Although  it has not  expressed  any intent to do so, the  Company  has the right under the Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.

(9)  Related Party Transactions-

     Certain Plan  investments  are shares of mutual  funds  managed by Fidelity
     Investments. Fidelity Investments is the Trustee as defined by the Plan and therefore,  these transactions qualify as  party-in-interest  transactions.
     The Plan holds  common  stock of the plan  administrator  as defined by the
     Plan  and  therefore,   these  transactions  qualify  as  party-in-interest
     transactions.   Finally,   the  Participant  Loan  Fund  holds  loans  from
     participants  in the Plan and  therefore,  these  transactions  qualify  as party-in-interest transactions.

(10) Plan Changes

     The following changes were made to the Plan during the Plan year and became effective January 1, 2000:

     o    Newly hired  employees of Cinergy  Corp.  are  automatically  enrolled
          (passive   enrollment)  as  of  their  employment  date.   Unless  the
          enrollment is waived, a before tax contribution of 1% will be withheld from the employee's base and overtime compensation  beginning with the first pay. The contributions made to the plan on the employee's behalf will be invested  in one or more funds  selected  in  accordance  with procedures established by the Plan Administrator.
     o    Certain  other  definitions  and  procedural  aspects of the Plan were changed,  including  the  definition  of a change  in  control  of the
          Company and procedural  aspects of participant loan repayments and the
          Plan's acquisition of Cinergy Corp. Common Stock.
     Effective  January 1, 2001 the Plan was further  amended to increase the 1%
     pre-tax contribution for automatic enrollment to 3%.

(11) Prohibited Transactions

     During  2000,  certain  participants  in the Plan  failed to pay back their participant  loan  balances  within the  five-year  limit  required  by the
     Department  of Labor  (Plan  provisions  specify 54 month  repayment).  The attached  schedule of  non-exempt  transactions  provides a detail of these prohibited transactions.

                                                                                                                         SCHEDULE I
                                                    Cinergy Corp. Union Employees'
                                                        Savings Incentive Plan

                                                            EIN: 31-1385023
                                                           Plan Number: 002

                                     Schedule 4i- Schedule of Assets Held for Investment Purposes
                                                   At End of Year December 31, 2000

      Identity of Issuer, Borrower,    Description of Investment, Including Maturity Date,
         Lessor, or Similar Party    Rate of Interest, Collateral, and Par or Maturity Value               Cost      Current Value
         ------------------------    -------------------------------------------------------               ----      -------------
*     Cinergy Corp.                          Common Stock                                             $102,945,289    $150,158,515
*     Fidelity Investments                   Magellan Fund                                              21,139,276      22,204,899
*     Fidelity Investments                   Equity Income Fund                                         16,735,430      19,139,096
*     Fidelity Investments                   U.S. Bond Index Fund                                        2,643,962       2,616,565
*     Fidelity Investments                   Low-Priced Stock Fund                                       2,021,418       1,945,169
*     Fidelity Investments                   Diversified International Stock Fund                        2,184,838       2,227,365
*     Fidelity Investments                   Freedom Income Fund                                            69,361          68,494
*     Fidelity Investments                   Freedom 2000 Fund                                             736,291         713,955
*     Fidelity Investments                   Freedom 2010 Fund                                           1,717,299       1,683,635
*     Fidelity Investments                   Freedom 2020 Fund                                             802,267         777,342
*     Fidelity Investments                   Freedom 2030 Fund                                             850,806         807,284
*     Fidelity Investments                   Freedom 2040 Fund                                              39,531          39,408
*     Fidelity Investments                   Blue Chip Fund                                              3,845,989       3,428,347
*     Fidelity Investments                   Spartan U.S. Equity Fund                                    1,310,922       1,236,414
      Franklin Investments                   Small Cap Growth Fund                                       4,820,785       4,160,504
*     Fidelity Investments                   Retirement Money Market Fund                                5,981,090       5,981,090
*     Various plan participants              Participant loans (interest rates ranging from 6.80-10.50%) 8,026,751       8,026,751
                                                                                                         ---------       ---------
                Total assets held for investment purposes                                             $175,871,305    $225,214,833
                                                                                                      ============    ============

*     Denotes a party-in-interest

                                                                                                                        SCHEDULE II
                                                    Cinergy Corp. Union Employees'
                                                        Savings Incentive Plan

                                                            EIN: 31-1385023
                                                           Plan Number: 002

                                            Schedule 4d- Schedule of Nonexempt Transactions

                                                   At End of Year December 31, 2000

                          Relationship to plan,        Description of transactions including maturity date,
Identity of party          employer or other                      rate of interest collateral,                  Current value
   involved               party-in-interest                          par or maturity value
   --------               -----------------                          ---------------------
Participant A               Employee                         8/9/1995           7/28/1999        9.50%            2,729.22
Participant B               Employee                        5/27/1994           5/11/1999        6.80%              772.40
Participant C               Employee                       11/24/1995           11/8/2000        9.30%            1,715.74

                                   SIGNATURES

Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the Plan
Committee  has duly caused this annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

                         CINERGY CORP. UNION EMPLOYEES'
                             SAVINGS INCENTIVE PLAN
                             ----------------------

                              By /s/ DARLENE HUGHES
                                     --------------
                                 Darlene Hughes
                               Plan Administrator

June 25, 2001

                                                                 Exhibit 23

                    Consent Of Independent Public Accountants

As independent  public  accountants,  we hereby consent to the  incorporation by reference  of our report  dated June 25, 2001  included in the Annual  Report on
Form 11-K for the year  ended  December  31,  2000 of the  Cinergy  Corp.  Union
Employees'  Savings  Incentive  Plan,  into  Cinergy  Corp.'s  previously  filed
Registration Statement File No. 33-55293.

                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 25, 2001